Exhibit 99.1

Market Update

Melbourne, Australia, 18 May 2020: Molecular diagnostics company Genetic Technologies Limited

(ASX: GTG; NASDAQ: GENE, “Company”), provides the following update to the market.

●	Nasdaq hearing panel grants full extension for continued listing

●	Further validation of the GeneType for breast and colorectal cancer tests

●	Transitioning Type-2 Diabetes test to commercial operations

●	Consumer Initiated Testing (CIT) platform Agreement signed

●	Board and Management Changes

Nasdaq Hearing panel grants full extension for continued listing

On 30 April senior executives of the Company along with legal representatives attended a Nasdaq hearing panel via zoom in New York. By way of letter dated 12 May, the hearing panel granted the Company the full 180 day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under Nasdaq rules. The panel commented “The Company has demonstrated, on multiple occasions, the ability to raise capital in trying circumstances, it has genetic testing products under development that will likely have a broad appeal within the market place and it has retained H.C. Wainwright to complete another capital raise by the end of July, 2020.”

Further validation of the GeneType for breast cancer and colorectal cancer tests

Two R&D studies are nearing completion which provide further important validation data supporting the GeneType for breast and colorectal cancer tests. The results are expected to be submitted for publication in peer-reviewed medical journals in the next quarter. The content of these publications is crucial in driving physician acceptance of our tests. Importantly the analyses which are derived from large-scale cohort data, include prospective data analysis and set the stage for progressing our plans to develop clinical utility evidence in support of our reimbursement strategy.

Type-2 Diabetes test progressing

In further positive progress, the Company has completed development of a prototype test for Type-2 Diabetes. The Melbourne laboratory is currently implementing the internal work flows and verification procedures prior to commercial launch. The test is designed to incorporate a polygenic risk score in combination with a clinical risk algorithm to better predict the risk of developing Type-2 Diabetes.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Personalised proactive approach to health

Understanding a patient’s risk of developing disease can lead to earlier screening, more frequent and alternative surveillance methods, options for risk-reducing medications, and at the very least, some suggested lifestyle changes.

Consumer Initiated Testing (CIT) platform Agreement Signed

After an extensive search and review the Company has signed with its preferred CIT platform provider to enable sales of tests to be initiated directly by consumers in the United States. Our current CLIA and NATA accredited laboratory will be utilised for the provision of tests across our current GeneType for Breast and GeneType for Colo-Rectal cancer and will have the capacity to provide additional tests as they come to market. The Platform is expected to go live within 60 days.

Board and Management Changes

The Board has confirmed that Dr Jerzy Muchnicki will maintain his current position as interim CEO and Mr Peter Rubinstein a current Director will assume the role of Chairman. We are continuing to review and strengthen board and executive composition. The Company also welcomes Mr Stan Sack as Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

Dr George Muchnicki Acting CEO and Justyn Stedwell Company

Secretary On behalf of the Board of Directors

Genetic Technologies Limited

+61 3 9412 7000

Investor Relations and Media

(USA)

Dave Gentry, CEO

RedChip Companies

Office: 1 800 RED CHIP (733 2447)

Cell: US 407 491 4498

dave@redchip.com

(AUSTRALIA)

Trevor Chappell

WE Communications

Email: tchappell@we-worldwide.com

T: +61 407 933 437

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies has capacity for COVID-19 testing and is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000